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J. Neil McMurdie Senior Counsel (860) 580-2824 Fax: (860) 580-4897 neil.mcmurdie@us.ing.com February 20, 2013 Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Attention: Filing Desk

Re:	ING Life Insurance and Annuity Company and its Variable Annuity Account B
Post-Effective Amendment No. 4 to Registration Statement on Form N-4
Prospectus Title: ING express Retirement Variable Annuity
File Nos. 333-167182 and 811-02512

Ladies and Gentlemen:

ING Life Insurance and Annuity Company (the "Company") hereby acknowledges that:
· Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-captioned filing of a Registration Statement on Form N-4 effective, such action does not foreclose the Commission from taking any action with respect to the filing;
· The action of the Commission or its staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (860) 580-2824. Sincerely,

/s/ J. Neil McMurdie J. Neil McMurdie

Windsor Site	ING North America Insurance Corporation
One Orange Way, C2N
Windsor, CT 06095-4774